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REB D. WHEELER
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Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated November 14, 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17107104 02970609

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
D-40789 Monheim
Internet: www.schwarzpharma.com

November 14, 2002

SCHWARZ PHARMA And Otsuka To Partner the Parkinson Patch In Japan

- Development and marketing rights to Otsuka
- Milestone payments and supply rights to Schwarz Pharma

SCHWARZ PHARMA AG, Monheim/Germany and Otsuka Pharmaceutical Co., Ltd., Tokyo/Japan announce that Otsuka has obtained the exclusive development and marketing rights to rotigotine CDS for Japan. In connection with the agreement, Otsuka receives the rights for all indications and potential uses. To SCHWARZ PHARMA the agreement grants milestone payments and the right to manufacture and supply finished formulations of the product to Otsuka.

Patrick Schwarz-Schuette, CEO Schwarz Pharma AG said: "We have been impressed by Otsuka's capabilities and their motivation. Having found Otsuka to be an excellent partner to work with, we are pleased to have them take full responsibility for the clinical development and marketing of rotigotine in Japan."

Tatsuo Higuchi, President Otsuka Pharmaceuticals Co., Ltd. said "We believe that rotigotine will be an innovative product for treating patients in Japan who suffer from Parkinson's disease. We hope to successfully develop and commercialize the drug with the support of Schwarz Pharma's expertise and extensive global clinical experience, and we are excited to be able to work with the people at Schwarz Pharma."

The Parkinson patch, rotigotine CDS, is currently being tested in international phase III clinical studies. The phase III results are expected in the first quarter of 2004. The goal is to demonstrate efficacy and safety of the Parkinson patch, rotigotine CDS, which is applied as a patch to the skin once a day. In contrast to dopamine agonists in tablet form, transdermal application of rotigotine CDS provide constant plasma levels over 24 hours.

In a phase II study with rotigotine CDS for the indication of restless legs syndrome (RLS), SCHWARZ PHARMA demonstrated that rotigotine CDS can bring about a dose-related reduction in symptoms. Up to 9% of the population suffers from this condition, which is characterized by an unpleasant hyperkinesia of the legs, manifesting itself predominantly in the evening and at night.

Rotigotine CDS is a transdermal formulation of a novel and potent dopamine agonist originated by Aderis Pharmaceuticals, USA. SCHWARZ PHARMA acquired the worldwide development and marketing rights for all indications and potential uses of rotigotine CDS in 1998/1999.

Parkinson's disease is a debilitating neurodegenerative disorder of unknown cause. In Japan the annual sales of the Parkinson's disease market amount to approximately US$400 million. The treatment of Parkinson's disease forms an important part in the Japanese health care system reflecting the significant proportion of elderly people in the Japanese population.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, Restless Legs Syndrome, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

ABOUT Otsuka Pharmaceutical Co., Ltd.
Founded in 1964, Otsuka Pharmaceutical Co., Ltd. is a diversified health care company guided by its philosophy: "Otsuka - people creating new products for better health worldwide" and dedicated to the research and development of innovative medical, pharmaceutical, and nutritional consumer products to improve the quality of human life. Otsuka Pharmaceutical Co., Ltd. has a diverse portfolio including central nervous system, cardiovascular, circulatory, gastro-intestinal, respiratory, dermatological, ophthalmologic, anti-cancer therapies, and is pursuing research in genomics and protein function. Otsuka Group is comprised of 32 businesses and 19,000 employees around the world, earning total revenues of $4.5 billion annually.
www.otsuka.com/International.com.